UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

GRIID Infrastructure Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

398501106

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 398501106	13G/A

1	NAMES OF REPORTING PERSONS Adit EdTech Sponsor, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 14,102,500 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 14,102,500 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,102,500 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 19.35% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes 7,270,000 shares of common stock issuable upon the exercise of 7,270,000 warrants that are presently exercisable at an exercise price of $11.50 per share.
(2)

Based on 65,616,298 shares of common stock issued and outstanding as of December 31, 2023, as reported in the Issuer’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on January 29, 2024.

CUSIP No. 398501106	13G/A

Item 1(a).	Name of Issuer:

GRIID Infrastructure Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2577 Duck Creed Road

Cincinnati, OH 45212

Item 2(a).	Name of Person Filing:

Adit EdTech Sponsor, LLC (the “Reporting Person”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

1345 Avenue of the Americas, 33rd Floor

New York, NY 10105

Item 2(c).	Citizenship:

The Reporting Person is a limited liability company formed under the laws of the State of Delaware.

Item 2(d).	Title of Class of Securities:

Common stock, $0.0001 par value per share.

Item 2(e).	CUSIP Number:

398501106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)-(k):   Not applicable.

Item 4.	Ownership.

The responses to Items 5-11 of the cover pages of this Schedule 13G/A are incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Member of the Group.

Not applicable.

CUSIP No. 398501106	13G/A

Item 9.	Notice of Dissolution of Group.

Not applicable.

CUSIP No. 398501106	13G/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADIT EDTECH SPONSOR, LLC, a Delaware limited liability company

Dated: February 14, 2024	By:	/s/ Eric L. Munson
Name: Eric L. Munson
Title: Chairman of the Board